SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Silver Bay Realty Trust Corp.

(Name of Issuer)

$0.01 Par Value Common Stock

(Title of Class of Securities)

82735Q 102

(CUSIP Number)

Rebecca B. Sandberg, Esq. Secretary and General Counsel c/o Two Harbors Investment Corp. 601 Carlson Parkway, Suite 1400 Minnetonka, Minnesota 55305

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 82735Q 102	13D

1	NAME OF REPORTING PERSONS Two Harbors Investment Corp. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 27-0312904
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,824,647
	9	SOLE DISPOSITIVE POWER 0
	10	17,824,647
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,824,647
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.34%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 82735Q 102	13D

1	NAME OF REPORTING PERSONS Two Harbors Operating Company LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 27-0312904
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,824,647
	9	SOLE DISPOSITIVE POWER 0
	10	17,824,647
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,824,647
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.34%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 82735Q 102	13D

1	NAME OF REPORTING PERSONS Two Harbors Asset I, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 27-0312904
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,824,647
	9	SOLE DISPOSITIVE POWER 0
	10	17,824,647
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,824,647
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.34%
14	TYPE OF REPORTING PERSON OO

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to the $0.01 par value common stock (the “Common Stock”) of Silver Bay Realty Trust Corp., a Maryland corporation (the “Issuer”) and hereby amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (“SEC”) on December 21, 2012. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Schedule 13D. All items or responses not described herein shall remain as previously reported in the Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2(a) is hereby amended and supplemented to add the following:

Asset I is the record owner of 17,824,647 shares of common stock of the Issuer, representing 45.34% of the outstanding common stock of the issuer

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4(a) is hereby amended and restated as follows:

On March 18, 2013, the Board of Directors of Two Harbors declared a dividend pursuant to which Two Harbors will distribute 17,824,647 shares of the Issuer’s Common Stock to Two Harbors’ stockholders by way of a dividend (the “Stock Dividend”). The Stock Dividend will be distributed pro-rata to stockholders of Two Harbors based on ownership of Two Harbors’ common stock at the close of business on the record date. The record date for the Stock Dividend is April 2, 2013 (the “Record Date”).

American Stock Transfer & Trust Company, LLC, will serve as the distribution agent for the Stock Dividend. Following the Record Date, the company will work with the distribution agent and the company’s transfer agent to calculate distribution ratio for the Stock Dividend, and issue a subsequent press release to report the final distribution ratio. The distribution of the Stock Dividend is expected to occur on or about April 24, 2013.

Fractional shares of Silver Bay Common Stock will not be distributed as part of the Stock Dividend. Instead, as soon as practicable after the payment date for the Stock Dividend, the distribution agent will aggregate all fractional shares of Silver Bay Common Stock into whole shares and sell those shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds of those sales pro rata to each holder who otherwise would have been entitled to receive a fractional share as a result of the Stock Dividend.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a) is hereby amended and supplemented as follows:

(a) The number and aggregate percentage of shares of the Issuer’s Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 39,313,929 shares issued and outstanding as of February 28, 2013 as reported in the Issuer’s 10-K for the year ended December 31, 2012) are as follows:

Two Harbors

(a) Amount beneficially owned: 17,824,647 shares	Percentage: 45.34%

Two Harbors LLC

(a) Amount beneficially owned: 17,824,647 shares	Percentage: 45.34%

Asset I

(a) Amount beneficially owned: 17,824,647 shares	Percentage: 45.34%

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:	Joint Filing Agreement (incorporated by reference to Exhibit A of the Schedule 13D filed with the SEC on December 21, 2012)

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: March 19, 2013

TWO HARBORS INVESTMENT CORP.

By:	/s/ Thomas Siering
Name:	Thomas Siering,
Title:	Chief Executive Officer and President

TWO HARBORS OPERATING COMPANY LLC

By Two Harbors Investment Corp., its sole manager,

By:	/s/ Thomas Siering
Name:	Thomas Siering,
Title:	Chief Executive Officer and President

TWO HARBORS ASSET I, LLC

By Two Harbors Operating Company LLC, its sole manager,

By Two Harbors Investment Corp., its sole manager,

By:	/s/ Thomas Siering
Name:	Thomas Siering,
Title:	Chief Executive Officer and President